Exhibit 99.1
[BIOMED REALTY TRUST, INC. LETTERHEAD]
June 11, 2007
Re: BioMed Realty Trust, Inc. Dividend Reinvestment and Stock Purchase Plan
Dear Stockholder:
BioMed Realty Trust, Inc. (BioMed) is pleased to announce the adoption of a dividend reinvestment and stock purchase plan. The plan allows interested stockholders to reinvest all or a portion of their cash dividends in shares of BioMed common stock and to make monthly purchases of BioMed common stock generally up to a maximum of $10,000 (unless a higher amount is approved by BioMed in its sole discretion).
By participating in the plan, you will be able to purchase shares of BioMed common stock without paying brokerage commissions or service fees and you may be entitled to purchase shares at a discount of up to 5% from the prevailing market price.
You should read the enclosed Dividend Reinvestment and Stock Purchase Plan prospectus in its entirety for a more detailed description of the plan and before deciding to invest in our common stock through the plan. You will also need to complete the enclosed enrollment form to participate in the plan. Our plan will be administered by our transfer agent, The Bank of New York, and if you have any questions about the plan, you can reach them at The Bank of New York, Dividend Reinvestment Services, P.O. Box 1958, Newark, New Jersey 07101-1958 or call them toll free at (800) 524-4458.
We are excited to offer you this opportunity to participate in this new plan. Thank you for your continued interest in BioMed Realty Trust, Inc.
Sincerely,
/s/ ALAN D. GOLD

Alan D. Gold
President and Chief Executive Officer
Enclosures